Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

May 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT VII, LLC

Offering Statement on Form 1-A

Filed November 22, 2023

File No. 024-12362

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Growth eREIT VII, LLC (the “Company”) for the benefit of the Staff and to provide the analysis below as to why the Company is not an “investment company” as defined in the Investment Company Act of 1940 (the “1940 Act”) in response to a verbal comment received from the Staff with respect to the Company’s Form 1-A that was filed with the Commission on November 22, 2023 (the “Offering Statement”). The response provided is based upon information provided to Goodwin Procter LLP by the Company. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement.

The Company conducts its operations so that neither the Company, nor any of its subsidiaries, is required to register as investment companies under the 1940 Act. Section 3(a)(1)(A) of the 1940 Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the 1940 Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. As discussed below, in the Company’s case, its joint venture interest is not a security because the Company controls the joint ventures.

The Company currently holds all its assets through two joint ventures – SFR JV 1, LLC (“SFR JV 1”) and SFR JV 2, LLC (“SFR JV 2”). The Company is the Operating Member of each of the joint ventures. The Company may also from time to time hold real estate and real estate-related assets (i) directly, (ii) through wholly-owned subsidiaries, (iii) through majority-owned joint venture subsidiaries, and (iv) to a lesser extent, through additional minority-owned joint venture subsidiaries.

The Company’s investments in SFR JV 1 and SFR JV 2 are not investment securities for purposes of the 1940 Act. These interests are not investment securities due to the fact that the Company is the Operating Member that is responsible for day-to-day operations and has significant control regarding the management of each joint venture as set forth in their respective operating agreements:

Section 2.1           The Operating Member shall be solely responsible for the management, conduct and operation of the Company’s business, and all of the business and affairs of the Company shall be managed by the Operating Member. The Operating Member shall possess all rights and powers generally conferred by law and all rights and powers that are necessary, advisable or consistent in connection therewith and with the provisions of this Agreement. For the avoidance of doubt, the Operating Member has the sole authority to exercise all of the powers and privileges granted by applicable law, including structuring and making any Co-Investment on behalf of the Company and forming subsidiaries in connection therewith;….

Where there is a general partnership interest, the courts have generally taken the position that there is a “strong presumption” that such an interest is not a “security.” See, e.g., Nunez v. Robin, 415 F. App'x 586, 589 (5th Cir. 2011); Youmans v. Simon, 791 F.2d 341, 346 (5th Cir. 1986); Williamson v. Tucker, 645 F.2d 404, 421 (5th Cir.), cert. denied 454 U.S. 897 (1981) (“[A] general partnership or joint venture interest generally cannot be an investment contract under the federal securities acts.”). If the powers set forth in the agreement are “specific and unambiguous” and “sufficient to allow the general partners to exercise ultimate control, as a majority, over the partnership and its business, then the presumption that the general partnership is not a security can only be rebutted by evidence that it is not possible for the partners to exercise those powers.” Rivanna Trawlers Unlimited v. Thompson Trawlers, Inc., 840 F.2d 236, 241 (4th Cir. 1988). See also S.E.C. v. Schooler, 902 F. Supp. 2d 1341, 1348 (S.D. Cal. 2012) (discussing first “the formal powers that are given to the investors in the partnership documents”). The Company’s rights as an Operating Member of the joint ventures as set forth in the operating agreements are equivalent to the rights of a general partner and, therefore, we believe the Company’s interests in the joint ventures should be treated like general partnership interests for purposes of determining whether they are investment securities for purposes of the 1940 Act.

While we believe it is clear that the Company’s controlling interest as the Operating Member in these joint ventures negates the conclusion that the Company’s member interests are securities in the first instance and makes any other analysis unnecessary, we set forth below additional reasons for this conclusion.

The Company’s minority-owned joint venture subsidiaries are “joint venture” interests falling within the guidance presented in the SEC no-action letters New World Associates (Aug 19, 1985), ML Research and Development Partners I, L.P. (Sept 24, 1984), and Pacesetter I, L.P. (Jul. 18, 1986) (collectively, the “No-Action Letter Precedents”) and other precedents which establish that an ownership interest should not be treated as a “security” or “investment security” under the 1940 Act where a combination of control features – which may include involvement in management and operation of the underlying business; particular expertise relevant to the underlying business; veto rights related to certain decisions; relative size of ownership; level of negotiations involved in connection with the establishment of the overall relationship; restrictions on transfer; etc. – are present.

In addition, we note that all three of the No-Action Letter Precedents cited above discuss the factors first provided in Williamson v. Tucker, 645 F.2d 404 (5th Cir.), cert. denied 454 U.S. 897 (1981). To quote Pacesetter:

In Williamson, the court adopted an “economic realities” test and stated that “the mere fact that an investment takes the form of a general partnership or joint venture does not inevitably insulate it from the reach of the federal securities laws.” Williamson, 645 F.2d at 422.

Under the economic realities approach, the determination of whether an interest constitutes an investment contract must be made by examining the investor’s right to participate in the control of the enterprise and its ability to exercise such right. Under such an approach not only could a limited partnership interest be deemed not an investment contract, […], but also a general partnership interest or a joint venture interest may be found to be an investment contract, See, e.g., McConell, 574 F. Supp., at 784-87 (involving a joint venture agreement granting sole and complete management control to managing partner, including the ability to finance, refinance property, compromise claims, improve property and negotiate sales).

The Williamson court hypothesized three instances in which a joint venture or general partner may be found to be so dependent upon the promoter or manager of the enterprise that his investment constitutes an investment contract:

(i) the general partner or venturer has irrevocably delegated his partnership or venture powers; or

(ii)  the general partner or venturer is incapable of exercising his partnership or venture powers due to lack of either experience or knowledge; or

(iii)  the general partner or joint venturer is so dependent on particular expertise of the promoter or manager that he has no reasonable alternative to reliance on that person.

When considering the factors laid out in Williamson, and reiterated in the No-Action Letter Precedents, it is clear that the Company’s investments in both SFR JV 1 and SFR JV 2 do not constitute investment contracts.

(i)     The general partner or venturer has irrevocably delegated his partnership or venture powers;

As noted above, the Company is the Operating Member of each of the joint ventures and in that role is entitled to exercise all rights, powers and authorities to manage SFR JV 1 and SFR JV 2.

(ii)     The general partner or venturer is incapable of exercising his partnership or venture powers due to a lack of either experience or knowledge.

The Company respectfully advises the Staff that it is managed solely by Fundrise Advisors, LLC (“Fundrise Advisors”) an SEC-registered investment adviser and wholly-owned subsidiary of the Company’s sponsor, Rise Companies Corp. (“Rise Companies”). As of December 31, 2023, Rise Companies, through Fundrise Advisors, had approximately $2.87 billion in assets under management, the vast majority of which is real estate wholly-owned by REITs managed by Fundrise Advisors. The senior management of Rise Companies has over 40 years of experience working in the real estate industry.

In addition, over the past decade, Rise Companies has sponsored twenty-one (21) separate real estate funds that have qualified offerings under Regulation A promulgated under the Securities Act, two (2) separate real estate funds registered and offering securities under the 1940 Act, one (1) technology fund registered and offering securities under the 1940 Act, as well as numerous vehicles raising or that have raised capital via Rule 506(c) of Regulation D of the Securities Act.

Accordingly, the Company respectfully submits that it, its manager (Fundrise Advisors) and its sponsor (Rise Companies) have sufficient knowledge and experience to effectively wield the Company’s powers under the governing documents of both SFR JV 1 and SFR JV 2.

(iii)      The general partner or joint venturer is so dependent on particular expertise of the promoter or manager that he has no reasonable alternative to reliance on that person.

Lastly, the Company squarely fits into the Staff’s prior precedents as its approval is required for all major decisions, in its role as Operating Member, it is the controlling member of both SFR JV 1 and SFR JV 2, and all of the joint venture decisions are made by the Company.

Accordingly, the Company respectfully submits that it conducts its operations so that neither the Company, nor any of its subsidiaries, is required to register as investment companies under the 1940 Act.

* * * * *

If you have any questions or would like further information concerning the Company’s responses, please do not hesitate to contact me at (617) 570-1039 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ David Roberts

David Roberts

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Patrick Wilson, Esq.
Goodwin Procter LLP